ROPES & GRAY
                               225 FRANKLIN STREET
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 423-6100
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
IN PROVIDENCE                TELEX NUMBER 940519 "ROPGRALOR" BSN                                     IN WASHINGTON
30 KENNEDY PLAZA             TELEX NUMBER 951273 ROPES GRAY BSN                    1001 TWENTY-SECOND STREET, N.W.
PROVIDENCE, RI 02903         TELECOPIERS (617) 423-2377 -  (617) 423-7841                  WASHINGTON, D.C.  20037
(401) 521-6400               INTERNATIONAL: (617) 423-6905                                          (202) 429-1600
TELECOPIER: (401) 521-0910                                                               TELECOPIER (202) 428-1629
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                                    April 10, 1987

Colonial Massachusetts Tax-Exempt Trust
One Financial Center
Boston, Massachusetts  02111

Gentlemen:

      You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time your shares of beneficial interest ("Shares") at not less than "net asset value", as defined in your Agreement and Declaration of Trust, as amended (the "Agreement and Declaration of Trust").

      We have examined the Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston and are familiar with the action taken by your trustees to authorize (i) the issue and sale of certain Shares to Colonial Management Associates, Inc., as descibed below, and (ii) the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your By-Laws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

      Based on the foregoing, we are of the opinion that:

      1. The Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of Shares.

      2. The issue and sale of your authorized but unissued Shares has been duly authorized under Massachusetts law, and, upon the original issue and sale of any of the authorized but unissued Shares and upon receipt of the



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ROPES & GRAY

Colonial Massachusetts              -2-                          April 10, 1986
    Tax-Exempt Trust


authorized consideration therefor in an amount not less than the respective net asset values of the Shares at the time of their sale, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

      The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such diclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

      We understand that this opinion is to be used in connection with the registration of an indefinite number of your shares of beneficial interest for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 33-12109) relating to such offering and sale.

                            Very truly yours,



                            Ropes & Gray